Exhibit 99.2

PACIFIC DRILLING S A SPECIAL MEETING TO BE HELD ON 03/08/12

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IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON 03/08/12 FOR PACIFIC DRILLING S A

THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM      **  * *

FOR HOLDERS AS OF 02/22/12 * ISSUER CONFIRMATION COPY - INFO ONLY *
2 1-0001	THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.			2 -I -S DIRECTORS (MARK “X” FOR ONLY ONE BOX) THIS SPACE INTENTIONALLY LEFT BLANK
L7257P106
DIRECTORS	è			PLEASE INDICATE YOUR VOTING
				INSTRUCTIONS FOR EACH PROPOSAL

PROPOSAL(S)		DIRECTORS RECOMMEND		FOR AGN ABS
1. *- TO RE-ELECT RON MOSKOVITZ AS A DIRECTOR FOR A TERM COMMENCING ON -->>> 12 MARCH 2012 & ENDING AT THE ANNUAL MEETING OF COMPANY IN 2013.		FOR --->>> 0010112	1.	☐ ☐ ☐	PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN “X” IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK
				FOR AGN ABS
2. *- TO RE-ELECT CHRISTIAN J. BECKETT AS DIRECTOR FOR A TERM----------->>> COMMENCING ON 12 MARCH 2012 & ENDING AT ANNUAL MEETING OF COMPANY IN 2013.		FOR --->>> 0010112	2.	☐ ☐ ☐	SEE VOTING INSTRUCTION NO. 3 ON REVERSE A/C:
				FOR AGN ABS	L7257P106
3. *- TO RE-ELECT LAURENCE N. CHARNEY AS A DIRECTOR FOR A TERM ---------->>> COMMENCING ON 06 APRIL 2012 & ENDING AT ANNUAL MEETING OF COMPANY IN 2013.		FOR --->>> 0010112	3.	☐ ☐ ☐	è

				FOR AGN ABS	PLACE “X” HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING
4. *- TO RE-ELECT JEREMY ASHER AS A DIRECTOR FOR A TERM COMMENCING ON --->>> 06 APRIL 2012 & ENDING AT THE ANNUAL MEETING OF COMPANY IN 2013.		FOR --->>> 0010112	4.	☐ ☐ ☐
				FOR AGN ABS
5. *- TO RE-ELECT PAUL WOLFF AS A DIRECTOR FOR A TERM COMMENCING ON ----->>> 06 APRIL 2012 & ENDING AT THE ANNUAL MEETING OF COMPANY IN 2013.		FOR --->>> 0010112	5.	☐ ☐ ☐
6. *- TO RE-ELECT CYRIL DUCAU AS A DIRECTOR FOR A TERM COMMENCING ON ---->>> 06 APRIL 2012 & ENDING AT THE ANNUAL MEETING OF COMPANY IN 2013.		FOR --->>> 0010112	6.	FOR AGN ABS ☐ ☐ ☐
				FOR AGN ABS
7. *- TO RE-ELECT SARIT SAGIV AS A DIRECTOR FOR A TERM COMMENCING ON ---->>> 06 APRIL 2012 & ENDING AT THE ANNUAL MEETING OF COMPANY IN 2013.		FOR --->>>	7.	☐ ☐ ☐
		0010112			51 MERCEDES WAY EDGEWOOD NY 11717
*NOTE* SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. *NOTE* THIS FORM IS FOR USE BY SHAREHOLDERS OF RECORD AS OF FEBRUARY 27, 2012.
					PACIFIC DRILLING S A ATTN:AMY RODDY 3050 POST OAK BLVD. SUITE 1500 HOUSTON, TX 77056

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					SIGNATURE(S)	DATE PSG 12-10

VIF01H

VOTING INSTRUCTIONS

TO OUR CLIENTS:

WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. ONLY WE AS THE HOLDER OF RECORD CAN VOTE SUCH SECURITIES. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM YOUR SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.

FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.

FOR MARGIN ACCOUNTS, IN THE EVENT YOUR SECURITIES HAVE BEEN LOANED OVER RECORD DATE, THE NUMBER OF SECURITIES WE VOTE ON YOUR BEHALF HAS BEEN OR CAN BE ADJUSTED DOWNWARD.

PLEASE NOTE THAT UNDER A RULE AMENDMENT ADOPTED BY THE NEW YORK STOCK EXCHANGE FOR SHAREHOLDER MEETINGS HELD ON OR AFTER JANUARY 1, 2010, BROKERS ARE NO LONGER ALLOWED TO VOTE SECURITIES HELD IN THEIR CLIENTS’ ACCOUNTS ON UNCONTESTED ELECTIONS OF DIRECTORS UNLESS THE CLIENT HAS PROVIDED VOTING INSTRUCTIONS (IT WILL CONTINUE TO BE THE CASE THAT BROKERS CANNOT VOTE THEIR CLIENTS’ SECURITIES IN CONTESTED DIRECTOR ELECTIONS). CONSEQUENTLY, IF YOU WANT US TO VOTE YOUR SECURITIES ON YOUR BEHALF ON THE ELECTION OF DIRECTORS, YOU MUST PROVIDE VOTING INSTRUCTIONS TO US. VOTING ON MATTERS PRESENTED AT SHAREHOLDER MEETINGS, PARTICULARLY THE ELECTION OF DIRECTORS IS THE PRIMARY METHOD FOR SHAREHOLDERS TO INFLUENCE THE DIRECTION TAKEN BY A PUBLICLY-TRADED COMPANY. WE URGE YOU TO PARTICIPATE IN THE ELECTION BY RETURNING THE ENCLOSED VOTING INSTRUCTION FORM TO US WITH INSTRUCTIONS AS TO HOW TO VOTE YOUR SECURITIES IN THIS ELECTION.

IF YOUR SECURITIES ARE HELD BY A BROKER WHO IS A MEMBER OF THE NEW YORK STOCK EXCHANGE (NYSE), THE RULES OF THE NYSE WILL GUIDE THE VOTING PROCEDURES. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION OF YOUR BROKER (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE OR ON THE FIFTEENTH DAY, IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR YOUR BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY, PROXY MATERIAL WOULD NEED TO HAVE BEEN MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE,

AND ONE OR MORE OF THE MATTERS BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING TO NYSE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE MAY VOTE YOUR SECURITIES AT OUR DISCRETION ON ANY MATTERS DEEMED TO BE ROUTINE. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

THE FOLLOWING INSTRUCTIONS PROVIDE SPECIFICS REGARDING THE MEETING FOR WHICH THIS VOTING FORM APPLIES.

INSTRUCTION 1

ALL PROPOSALS FOR THIS MEETING ARE CONSIDERED “ROUTINE”. WE WILL VOTE IN OUR DISCRETION ON ALL PROPOSALS, IF YOUR INSTRUCTIONS ARE NOT RECEIVED.

IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.

INSTRUCTION 2

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING ON ONE OR MORE MATTERS BEFORE THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS.

IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.

INSTRUCTION 3

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS.

INSTRUCTION 4

WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED. ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS OF YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTERS(S) TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.

**IF YOU HOLD YOUR SECURITIES THROUGH A CANADIAN BROKER OR BANK, PLEASE BE ADVISED THAT YOU ARE RECEIVING THE VOTING INSTRUCTION FORM AND MEETING MATERIALS, AT THE DIRECTION OF THE ISSUER. EVEN IF YOU HAVE DECLINED TO RECEIVE SECURITY- HOLDER MATERIALS, A REPORTING ISSUER IS REQUIRED TO DELIVER THESE MATERIALS TO YOU. IF YOU HAVE ADVISED YOUR INTERMEDIARY THAT YOU OBJECT TO THE DISCLOSURE OF YOUR BENEFICIAL OWNERSHIP INFORMATION TO THE REPORTING ISSUER, IT IS OUR RESPONSIBILITY TO DELIVER THESE MATERIALS TO YOU ON BEHALF OF THE REPORTING ISSUER.

THESE MATERIALS ARE BEING SENT AT NO COST TO YOU.